Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

J. Stephen Feinour, Jr.
JFeinourJr@stradley.com
(215) 564-8521

July 12, 2017

Filed Via EDGAR (CIK #0001618627)
Keith A. Gregory, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	PENN Capital Funds Trust (the "Trust")
(File Nos. 811-23011 and 333-200168)

Dear Mr. Gregory:
On behalf of the above-referenced Trust, submitted herewith via the EDGAR system, please find the Trust's response to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you provided on May 26, 2017 with regard to Post-Effective Amendment No. 4 to the Trust's Registration Statement on Form N-1A (the "Amendment"), filed with the Commission on April 10, 2017 (Accession No. 0001680359-17-000143) under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act").  The Amendment was filed in order to register the shares of three new series of the Trust, Penn Capital Defensive Short Duration High Income Fund, Penn Capital Micro Cap Equity Fund and Penn Capital Small Cap Value Equity Fund (each a "Fund" and, collectively, the "Funds"), under the Securities Act and to register each Fund under the 1940 Act.  Each comment received from the Staff is provided below, followed by the Trust's response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.
GENERAL
1.
Comment: Update and/or complete all missing and bracketed information prior to effectiveness of the Registration Statement, including the Fund's ticker symbols. Additionally, update the Funds' ticker symbols on EDGAR.

Response: All missing and bracketed information will be completed and updated prior to effectiveness of the Registration Statement, including the Funds' ticker symbols.

U.S. Securities and Exchange Commission
July 12, 2017

Additionally, the Funds' ticker symbols will be updated on EDGAR. The Funds' ticker symbols are: Penn Capital Defensive Short Duration High Income Fund Institutional Class (Ticker: PSHNX); Penn Capital Micro Cap Equity Fund Institutional Class (Ticker: PMCNX); Penn Capital Small Cap Value Equity Fund Institutional Class (Ticker: PVSNX).

2.	Comment: Review the applicability of all comments provided with respect to each Fund's disclosure and revise relevant disclosure throughout the Registration Statement for all Funds accordingly.

Response:  The applicability of all comments provided by the Staff will be reviewed with respect to each Fund's disclosure and relevant disclosure will be revised throughout the Registration Statement, as appropriate.

3.	Comment: Include a securities opinion with respect to the offering of shares of the Funds as an exhibit to the 485(b) filing.

Response: A legal opinion regarding the securities being registered will be provided as an exhibit to the 485(b) filing.

4.	Comment: Please include the signature of the Trust's Principal Financial Officer on the signature page to the Registration Statement.

Response: The Trust's Principal Financial Officer will sign the signature page to the Registration Statement.

PROSPECTUS—SUMMARY SECTIONS

Penn Capital Defensive Short Duration High Income Fund

5.
Comment: The Fund's strategy disclosure indicates that the Fund may invest in other investment companies, including exchange-traded funds ("ETFs"). Confirm that Acquired Fund Fees and Expenses ("AFFE") incurred by the Fund as a result of its investments in other investment companies are estimated to be less than 0.01% of the Fund's average net assets. If AFFE are estimated to be greater than 0.01%, add a line item to the "Annual Fund Operating Expenses" table separately stating the estimated amount of AFFE.

Response: An AFFE line item has been added to the "Annual Fund Operating Expenses" table for the Fund.

6.
Comment:  The fee waiver footnote to the "Annual Fund Operating Expenses" table indicates that the fee waiver agreement with respect to the Fund will terminate automatically upon termination of the Fund's advisory agreement. Please explain supplementally whether the fee waiver agreement with respect to the Fund will be in effect for at least one year from the effective date of the Registration Statement. If the fee waiver agreement will not be in effect for at least one year from the effective date of the Registration Statement, note that the fee waiver agreement may not be shown in the prospectus.

Response: The Trust confirms that the fee waiver agreement with respect to each Fund will be in effect for at least one year from the effective date of the Registration Statement.

U.S. Securities and Exchange Commission
July 12, 2017

7.
Comment:  Please revise the fee waiver footnote to reflect that the recapture provision in the expense limitation agreement will be limited to a period not to exceed three years from the date of the fee waiver or expense reimbursement. Please also indicate that the recoupment will be limited to the lesser of: i) the expense limitation amount in effect at the time of the waiver; or ii) the expense limitation in effect at the time of the recoupment. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:  The footnote has been revised as follows (new text indicated in bold):  "Under the agreement, the Advisor is entitled to be reimbursed by the Fund for any fees it waived and expenses it paid for a period of three years following the date of the fee waiver or payment, to the extent such reimbursement will not cause the Fund to exceed any applicable expense limit that was in place when the fees were waived or expenses paid."  The Trust confirms that any recoupment will be limited to the lesser of i) the expense limitation amount in effect at the time of the waiver; or ii) the expense limitation in effect at the time of the recoupment, as disclosed in the fee waiver footnote.

8.
Comment:  The first sentence in the "Principal Investment Strategies" section of the Fund's summary prospectus indicates that the Fund will invest in loans. Clarify whether the Fund will invest in senior or subordinated loans. Additionally, revise the corresponding "Bank Loan Risk" disclosure to specify whether the Fund will invest in senior or subordinated loans.

Response: The Fund will invest in senior floating rate loans. The disclosure has been revised accordingly.

9.
Comment:  The second sentence in the "Principal Investment Strategies" section of the Fund's summary prospectus provides that the Fund may invest in debt securities "such as bonds, notes and debentures and other similar instruments." Clarify the meaning of "other similar instruments" and whether such instruments are intended to refer to derivatives. If so, disclose the specific types of derivatives in which the Fund will invest.

Response: The reference to "other similar instruments" has been removed.

10.
Comment:  Please revise the following sentence so that it is stated in plain English and more easily understandable to investors: "The Advisor seeks to pursue a defensive investment strategy within the high yield debt securities market by investing in the higher credit quality tier of the overall high yield market, which the Advisor expects to yield more attractive premiums, with a lower likelihood of credit challenges relative to the overall high yield market."

Response:  The sentence has been revised as follows: "The Advisor seeks to pursue a conservative (defensive) investment strategy within the high yield debt market by avoiding the lowest rated (i.e., riskiest) debt instruments in the high yield market."

11.
Comment:  In the first sentence of the second paragraph under "Principal Investment Strategies" on page 2 of the prospectus, replace the phrase "average maturity" with "dollar-weighted average maturity." Additionally, please revise the sentence to specify that the Fund will maintain a duration of no more than three years, consistent with the requirements of Rule 35d-1 under the 1940 Act.

U.S. Securities and Exchange Commission
July 12, 2017

Response: The requested revision has been made.

12.
Comment:  Please revise the second sentence of the second paragraph under "Principal Investment Strategies" on page 2 to remove the parenthetical explanation provided with respect to "instruments that have short durations," as the parenthetical is confusing.

Response: In response to your comment, the parenthetical has been removed.

13.
Comment:  Please restate the following disclosure in plain English so that it is more easily understandable to investors: "…the Fund's defensive positioning is expected to generally result in a lower standard deviation than the overall high yield market."

Response: The disclosure has been revised as follows: "the Fund's defensive positioning is expected to generally result in lower volatility relative to the overall high yield market."

14.
Comment:  Please clarify the specific types of "other companies with leveraged capital structures" (e.g., business development companies, etc.) in which the Fund may invest pursuant to its principal investment strategies and include related disclosure in the corresponding "Leveraged Companies Risk" as appropriate.

Response: The reference to "other companies" has been removed.

15.
Comment:  The Fund's investment strategies provide that the Fund can invest "without limit in privately placed Rule 144A fixed-income securities." Given the liquidity of these investments, please supplementally explain how the Fund determined that the above-referenced strategy is appropriate for an open-end fund structure. Please also explain how the Fund's investment in these securities is consistent with the 15% limitation on illiquid securities applicable to open-end investment companies under the 1940 Act.

Response:  Rule 144A securities may be liquid or illiquid. As disclosed in the Fund's SAI, Rule 144A securities may be considered liquid if determined to be so under procedures adopted by the Trust's Board of Trustees. The determination of the liquidity of Rule 144A securities in the portfolio of an investment company issuing redeemable securities is a question of fact to be determined based upon the trading markets for the specific security, as noted by the Staff in its release adopting Rule 144A.  [Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted Securities Under Rules 144 and 145, Investment Company Act Release No. 17452 (Apr. 23, 1990) [55 FR 17933 (Apr. 30, 1990)].  To the extent that the Fund invests in Rule 144A securities that are determined by the Advisor to be illiquid, such securities would be subject to the Fund's 15% limitation on illiquid securities, consistent with the requirements of the 1940 Act. The Advisor monitors the liquidity of all of the Fund's portfolio securities, including Rule 144A securities, to ensure compliance with the Fund's 15% limitation on illiquid securities holdings.

16.
Comment:  We note that the Fund may invest in convertible bonds. If the Fund invests (or intends to invest) in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate regarding such investments. If the Fund will principally invest in CoCos, add appropriate disclosure to the prospectus.

Response:  The Fund does not currently intend to invest in CoCos as part of its principal investment strategies and, accordingly, has not added any disclosure to the prospectus in response to this comment.

U.S. Securities and Exchange Commission
July 12, 2017

17.
Comment:  The prospectus provides that the Fund may invest in debt obligations issued by real estate investment trusts ("REITs").  If the Fund's exposure to REITs will create exposure to subprime mortgages, please include appropriate strategy and risk disclosure regarding such exposure. If REITs are not a principal investment of the Fund, please move the disclosure to the Fund's statement of additional information ("SAI").

Response: The Fund's investments in REITs may include exposure to subprime mortgages. The disclosure has been revised accordingly.

18.
Comment:  Clarify the types of mortgage-backed securities ("MBS") in which the Fund principally invests and specify the risks of such securities. We note that the Fund's current risk disclosure references commercial and residential MBS.

Response:  The Fund does not currently intend to invest in MBS as part of its principal investment strategies and, accordingly, references to such securities have been removed from the Fund's prospectus.

19.	Comment: Specify how the portfolio managers determine when to sell portfolio securities. See Instruction 2 to Item 9. Provide the requested disclosure in plain English.

Response: The disclosure has been revised as requested.

20.	Comment: Add the following risks for each Fund: currency risk (all Funds); new fund risk (all Funds); and duration risk (other than with respect to equity Funds).

Response:   In response to your comment, disclosure regarding foreign currency risk and limited operating history risk has been added to each Fund's prospectus, and duration risk has been added to the Short Duration High Income Fund's prospectus.

21.
Comment:  Disclose in the appropriate section of the prospectus that it may take longer than 7 days for transactions in bank loans to settle. Please also address in the prospectus how the Fund intends to meet short-term liquidity needs which may arise as a result of the lengthy settlement period.

Response:  In response to your comment, disclosure has been added regarding settlement time for bank loans under "Bank Loan Risk." Additionally, the discussion of redemptions has been revised to address how the Funds intend to meet liquidity needs as required pursuant to Item 11 of Form N-1A.

22.
Comment:  The Fund's principal risk disclosure does not describe the specific risks associated with the fact that bank loans can take significantly longer than 7 days to settle, including the risks that redemption proceeds may not be paid in a timely manner and that the Fund may incur losses to pay redemption proceeds. Additionally, the principal risk disclosure does not state that bank loans may not be considered securities and thus may not be afforded the protections of the federal securities laws.  Please supplementally explain whether you've considered adding the foregoing risks as principal risks of the Fund, and, if you've determined such risks are not principal risks of the Fund, please supplementally explain the basis for that determination; otherwise, please revise the principal risk disclosure to reflect that such risks are principal risks of investing in the Fund.

U.S. Securities and Exchange Commission
July 12, 2017

Response:  The Fund believes that the bank loan risk disclosure included in the Fund's prospectus adequately discloses the principal risks attributable to the Fund's investment in bank loans.  Specifically, the Fund's bank loan risk disclosure addresses settlement periods, liquidity considerations, and redemption risks related to investments in loans. In addition, the disclosure describes counterparty risks arising out of reliance on third parties that administer loans as well as risks related to restrictions on resales. The Fund does not believe that the narrow risk related to the characterization of such loans for purposes of the federal securities laws constitutes a principal risk of the Fund. Rather, the Fund believes that the risk that bank loans may not be considered securities and thus may not be afforded the protections of the federal securities laws is appropriately disclosed in the Fund's SAI. The Fund respectfully notes that as shareholders of a registered mutual fund, shareholders of the Fund are afforded the full protection of the federal securities laws. Therefore, the Fund believes that its bank loan disclosure appropriately describes the principal risks associated with the Fund's investment in bank loans and respectfully declines to make any additional disclosure changes in response to this comment.

23.
Comment:  The Fund's prospectus includes "ETF Risk" as a principal risk of investing in the Fund; however, we note that there is no AFFE line item included in the "Annual Fund Operating Expenses" table. If investments in ETFs are not a principal risk of the Fund, move the ETF-related risk disclosure to the SAI. If investments in ETFs are a principal strategy of the Fund, include risks of trading halts and trading at a premium in the ETF risk.

Response: The requested revisions have been made.

24.
Comment:  Please supplementally inform us of the name of the broad-based securities index you intend to include in the Fund's "Average Annual Total Returns" table when such table is shown in the prospectus. We note that you include the performance of the BOFA ML US HY Cash Pay BB-B Rated 1-3 Yrs Index in the "Historical Investment Advisor Performance Information" section of the prospectus with respect to the Penn Capital Short Duration High Yield Related Account Composite. We would not consider that index to be a "broad-based securities index" as defined in Instruction 5 to Item 27(b)(7) of Form N-1A because it is narrow. We believe such index is appropriate to be used as an additional index.

Response:  The Fund believes that the use of the BOFA Merrill Lynch US High Yield Cash Payout BB-B Rated 1-3 Year Index (the "Index") as the Fund's benchmark index is consistent with the requirements of Form N-1A and appropriate in light of the Fund's investment objective and strategies. Instruction 5 to Item 27(b)(7) defines "appropriate broad-based securities market index" as "one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used." The Index is administered by an organization that is not affiliated with the Trust, the Advisor, or the Trust's Distributor and, therefore, meets the definition of "appropriate broad-based securities market index" as provided in Form N-1A. The Fund also believes that the Index represents the performance of the types of issuers and asset classes in which the Fund may invest consistent with its principal investment strategies, and includes the performance of a wide range and significant number of issuers.  Moreover, the Fund notes that other unaffiliated registered mutual funds pursuing investment strategies similar to those of the Fund have also used the Index as a primary benchmark (see,

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e.g., Chartwell Short Duration High Yield Fund and AllianzGI Short Duration High Income Fund). Therefore, the Fund intends to include the returns of the Index as the Fund's broad-based securities index when performance information is disclosed for the Fund.

Penn Capital Micro Cap Equity Fund

25.	Comment: Please consider and address all relevant comments made with respect to the Penn Capital Defensive Short Duration High Income Fund's prospectus disclosure.

Response: All prior comments will be considered and corresponding revisions will be incorporated, as appropriate.

26.
Comment:  With respect to the Fund's 80% policy, please confirm whether derivatives will be included for purposes of calculating compliance with the policy. If so, please confirm such derivatives will be valued at mark-to-market value rather than notional value for purposes of compliance with the policy.

Response:  The Fund currently does not intend to invest in derivatives as part of its principal investment strategies and, accordingly, disclosure regarding derivatives has not been included in the Fund's prospectus.  The Fund intends to take into account exposures created by derivative instruments for purposes of the Fund's 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act.  Specifically, the SAI states that "[i]nvestments, such as derivative instruments, that provide exposure to the type of securities suggested by the Fund's name may be used to satisfy the Fund's 80% investment policy."  By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative's notional amount, the Fund believes it is appropriate to use that amount for purposes of the 80% test.  On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  The Trust respectfully submits that such treatment is consistent with the Commission's statement that "[i]n appropriate circumstances" an investment company could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."  See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).

27.
Comment:  The Fund's principal investment strategies state that the Fund "expects to invest primarily in publicly traded securities, and, to a lesser extent, privately placed restricted securities and other financial instruments for which there is a more limited trading market." Please specify the types of privately placed restricted securities and other financial instruments with limited trading markets in which the Fund invests. Consider quantifying the amount that the Fund will invest in such instruments.

Response:  The Micro Cap and Small Cap Value Equity Funds may invest in private placements or other securities that may be sold in accordance with Rule 144A. However, the Funds currently do not intend to invest in these private placements as a principal investment strategy and such disclosure has therefore been removed from the prospectus.  Accordingly, disclosure regarding such investments is included in the SAI.

U.S. Securities and Exchange Commission
July 12, 2017

28.
Comment:  The prospectus indicates the Fund may invest in securities which may be sold only in accordance with Rule 144A. Given the liquidity of these investments, please supplementally explain how the Fund determined that the above-referenced strategy is appropriate for an open-end fund structure. Please also explain how the Fund's investment in these securities is consistent with the 15% limitation on illiquid securities applicable to open-end investment management companies under the 1940 Act.

Response:   Please see response to Comment 15 above. Additionally, as indicated above, the Micro Cap and Small Cap Value Equity Funds do not intend to invest in Rule 144A securities as a principal investment strategy and accordingly, such disclosure has been moved to the SAI with respect to those Funds.

29.
Comment:  The principal strategies provide that the Fund may invest "up to 25% of its net assets in foreign securities." Clarify whether such foreign securities will be equity or debt securities. If appropriate, revise the foreign securities risk disclosure to cover all applicable investments of the Fund.

Response:  The Fund currently does not intend to invest in foreign debt securities as part of its principal investment strategies.  The disclosure has been revised to clarify that the Fund may invest up to 25% of its net assets in foreign equity securities.

30.
Comment:  The principal investment strategies state that the Fund "generally intends to invest in approximately 50 to 150 securities identified by the Advisor's fundamental, bottom-up value driven research." Consider specifying "50-150 equity securities," if applicable.

Response: The disclosure has been revised as requested.

31.
Comment:  The Staff requests that the following disclosure be revised in plain English: "The Advisor conducts a macro economic analysis to determine potential industry over and underweights relative to the benchmark. The Advisor actively manages industry weights and individual security positions based on bottom-up fundamental research and macro-economic overlay."

Response:  In response to your comment, the text has been revised as follows: "Following the bottom-up fundamental research of an individual security, the Advisor analyzes industry trends to identify those industries with strong potential for growth. The Advisor then conducts a macro-economic overview to determine the industry-specific over- and under-weightings of the Fund's securities relative to its corresponding benchmark. By following this process, the Advisor actively manages both the industry weightings and individual security positions."

32.	Comment: Consider including a focused investments risk in light of the Fund's investment in a limited number of securities.

Response: Focused investment risk has been added.

U.S. Securities and Exchange Commission
July 12, 2017

Penn Capital Small Cap Value Equity Fund

33.	Comment: Please consider and apply all prior comments herein.

Response: All prior comments will be considered and corresponding revisions to relevant disclosure will be incorporated, as appropriate.

34.
Comment:  Consider revising the definition of "small cap companies" provided in the Fund's principal investment strategies to reflect a specific market capitalization range so that the disclosure is easier for investors to understand.

Response:  The Fund's existing disclosure provides the Advisor's definition of small capitalization companies. The disclosure, as revised, states: "Small-capitalization companies are defined for this purpose as companies with market capitalizations at the time of purchase between (i) the lessor of $50 million or the market capitalization of the smallest company included in the Russell 2000® Value Index and (ii) the greater of $4 billion or the market capitalization of the largest company included in the Russell 2000® Value Index." The Fund has also included the market capitalization range of the Russell 2000® Value Index as of the most recent calendar quarter.  No additional changes to the disclosure have been made in response to this comment.

PROSPECTUS—MORE INFORMATION ABOUT THE FUNDS

Penn Capital Micro Cap Equity Fund

35.
Comment:  The Fund's strategy disclosure provides: "… Within this group, the Advisor identifies companies with significant catalysts that will propel their earnings and profitability." Consider providing examples of "significant catalysts."

Response:  In response to your comment, specific examples have been included as follows (in bold): "Within this group, the Advisor identifies companies with significant catalysts (including, but not limited to, companies engaged in debt refinancing, debt restructuring, and operational restructuring) that the Advisor believes will propel a company's operating margins, debt/capitalization ratios, earnings, and/or profitability.

PROSPECTUS—MANAGEMENT OF THE FUNDS

36.	Comment: For each Fund, state the annual advisory fee rate.

Response: The annual advisory fee rates have been included.

37.	Comment: With respect to the expense limitation agreements, see the prior comment regarding revisions to the recapture provision of the agreements and revise the relevant disclosure accordingly.

Response: Disclosure in this section regarding expense limitation agreements has been revised to conform to changes made to the fee waiver footnotes, as applicable.

38.	Comment: The prospectus states: "A discussion regarding the basis for the Board's initial approval of the investment advisory agreement between the Trust and the Advisor on behalf

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of each Fund will be available in the Funds' next report to shareholders." Revise the foregoing to state the specific period to be covered by the report.

Response:  In response to your comment, the statement has been revised as follows: "A discussion regarding the basis for the Board's initial approval of the investment advisory agreement between the Trust and the Advisor on behalf of each Fund will be available in the Funds' Semi-Annual Report to shareholders dated December 31, 2017."

PROSPECTUS—CLASSES OF SHARES—About Institutional Class Shares

39.
Comment: The prospectus states: "Eligible investors who purchase Institutional Class shares may do so at the Funds' NAV without a sales charge or other fee." We note that the Funds do not impose sales loads. Please explain the reason for including the reference to sales charges or other fees and/or revise the disclosure as appropriate given that no such fees apply.

Response:  As required by Form N-1A, the Funds' fee tables indicate whether and to what extent sales charges (loads) are imposed on investments. This language is consistent with the disclosure provided in the fee table, and which indicates the sales charges are "none."

PROSPECTUS—HOW TO BUY, SELL, EXCHANGE AND TRANSFER SHARES

40.
Comment:  In the third column in the table, under the heading "Important Information to Know", the prospectus provides as follows: "…  Therefore, deposit in the mail or with such services, or receipt at the U.S. Bancorp Fund Services, LLC post office box, of purchase orders or redemption requests does not constitute receipt by the Funds' Transfer Agent." The foregoing statement indicates what does not constitute receipt of purchase or redemption requests; please clarify what does constitute receipt by the Funds' Transfer Agent.

Response:  In response to your comment, the following disclosure (in bold) has been added: "The Funds do not consider the U.S. Postal Service or other independent delivery services to be their agents.  Therefore, deposit in the mail or with such services, or receipt at the U.S. Bancorp Fund Services, LLC post office box, of purchase orders or redemption requests does not constitute receipt by the Funds' Transfer Agent. Receipt of purchase orders or redemption requests occurs when the order is received at the Transfer Agent's offices."

PROSPECTUS—HISTORICAL INVESTMENT ADVISOR PERFORMANCE INFORMATION

41.	Comment: In the first paragraph, please revise the disclosure to indicate that the Related Account Composites include all related accounts that are substantially similar to the Funds.

Response:  The first paragraph currently indicates that all Related Accounts (which are defined as investment management accounts (i.e., actual private funds and separately managed accounts) using substantially similar investment objectives, policies and strategies as the Funds) are included in the composites. Therefore, no changes have been made.

U.S. Securities and Exchange Commission
July 12, 2017

42.
Comment:  If any substantially similar related accounts have been excluded from the Related Account Composites, please supplementally explain why such accounts were excluded and represent that the exclusion of such accounts would not materially affect the performance disclosed with respect to the Related Account Composites or cause the performance information provided to be materially misleading.

Response: No substantially similar related accounts have been excluded from the Related Account Composites.

43.
Comment:  The disclosure states that performance figures for the Related Account Composites are shown net of fees without taking into account federal or state income taxes. Please supplementally inform us whether the Related Accounts pay federal or state income taxes. If so, please supplementally explain the reason for excluding such taxes from the performance figures shown for the Related Account Composites.

Response:  The Related Accounts include private funds and separately managed accounts. Private funds distribute income and losses on which taxes, if any, are paid by the private funds' limited partners as may be appropriate with respect to those individual investors. Separately managed accounts pay taxes as appropriate with respect to the owners of those separate accounts (i.e., some of the separately managed accounts that the Advisor manages are public pension funds and may be tax-exempt). As such, the Advisor cannot calculate the individual tax liabilities that may apply to the Related Accounts. Accordingly, the disclosure states that the composites are shown without taking into account federal or state income taxes.

44.
Comment:  The disclosure states that performance figures for the Penn Capital Small Cap Value Equity Related Account Composite reflect the deduction of a model advisory fee. Please supplementally explain how the adviser determined the amount of the model advisory fee. Please also explain how the deduction of a model advisory fee is permitted pursuant to the Staff's no-action positions in J.P. Morgan Investment Management, Inc. (pub. avail. May 7, 1996) and the Association for Investment Management and Research (pub. avail. Dec. 18, 1996).

Response:  The only account included in the composite at this time does not pay an advisory fee because it is a proprietary account of the Advisor. Therefore, the performance figures reflect the deduction of a model fee, which is higher than or equal to the actual advisory fees that would be charged to similarly managed accounts. The deduction of a model fee in calculating the performance returns is therefore consistent with the above-cited no-action positions of the Staff.  For clarity, the disclosure has been revised to indicate that the model fee represents the highest advisory fee imposed with respect to an account employing a substantially similar investment strategy.

45.
Comment:  The disclosure indicates that there are certain differences between the Funds and the Related Accounts.  Please disclose, if accurate, that such differences are immaterial and would not have had a material effect on the disclosed performance. If you cannot so represent, please explain the reason therefor.

Response: The disclosure describes certain differences between the Related Accounts and the Funds and explains the potential impact of such differences on performance results,

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including the fact that investment results experienced by the Related Accounts are expected to differ from those of the Funds.  The disclosure also states that the Funds' total operating expenses are generally expected to be higher than those of the Related Accounts such that if the Funds' expenses were reflected, the performance shown would be lower. The differences noted in the disclosure are generally attributable to the structure of the Related Accounts as private vehicles rather than registered investment companies, and are not a result of material strategy differences. Accordingly, such differences do not alter the conclusion that the Funds and their corresponding Related Accounts have substantially similar investment objectives, policies and strategies, as stated in the disclosure. The Trust respectfully submits that the current disclosure satisfies the conditions of applicable Staff no-action guidance and that the Trust believes it is entitled to include the Related Account Composite performance information in reliance on such guidance.

46.
Comment:  The disclosure provides that the Advisor claims compliance with Global Investment Performance Standards ("GIPS") and that claim of compliance has been verified by ACA Performance Services ("ACA"), an independent third-party verifier. Please supplementally confirm that the Trust maintains records necessary to support the calculation of performance information as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Advisor confirms that it maintains records necessary to support the calculation of performance information as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

47.	Comment: Please confirm you will include in the Trust's next filing a consent with respect to the audit conducted by ACA as required by Rule 436 under the Securities Act.

Response: The Trust confirms that it will include in the Trust's next filing a consent with respect to the audit conducted by ACA as required by Rule 436 under the Securities Act.

48.
Comment:  With respect to the Penn Capital Short Duration High Yield Related Account Composite, we note that, as stated above, we do not consider the BOFA ML US HY Cash Pay BB-B Rated 1-3 Yrs Index to be an appropriate broad-based securities index as that term is defined in Form N-1A; rather, we believe such index is more appropriate for use as a secondary benchmark.

Response: The Trust notes the Staff's comment and refers to the response to Comment 24.

STATEMENT OF ADDITIONAL INFORMATION

49.	Comment: In the narrative under the "Investment Restrictions" section of the SAI, explain of the meaning of the term "concentration."

Response: Corresponding disclosure has been added to the "Investment Restrictions" section of the SAI as requested.

50.	Comment: Under the sub-heading "Writing Put Options" on page 20 of the SAI, the disclosure states: "For a put option to be considered covered .… The rules of a clearing

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corporation may require that such assets be deposited in escrow to ensure payment of the exercise price." Please clarify what "such assets" refers to.

Response:  In response to your comment, the text has been amended as follows (new text in bold): The rules of a clearing corporation may require that assets used to cover the put option be deposited in escrow to ensure payment of the exercise price.

51.
Comment:  Under the "Repurchase and Reverse Repurchase Agreements" sub-heading, clarify that reverse repurchase agreements are deemed to constitute a borrowing for purposes of the 1940 Act and the relevant regulations, rules and interpretations thereunder.

Response: In response to your comment, the requested disclosure has been added.

52.
Comment:  The SAI provides: "To the extent that the Fund's potential exposure in a transaction involving a swap or an interest rate floor, cap or collar is covered by the segregation of cash or liquid assets, the Fund and the Advisor believe that the transactions do not constitute senior securities under the 1940 Act and, accordingly, will not treat them as being subject to a Fund's borrowing restrictions." Please revise the foregoing as follows: "To the extent that the Fund's potential exposure in a transaction involving a swap or an interest rate floor, cap or collar is covered by the segregation of cash or liquid assets, the Fund and the Advisor believe that the transactions do not constitute senior securities under the 1940 Act and in accordance with Commission and Staff guidance, and, accordingly, will not treat them as being subject to a Fund's borrowing restrictions."

Response: In response to your comment, the requested change has been made.

53.	Comment: In the "Investment Advisor" section of the SAI on p. 38, clarify Mr. Hocker's control relationship with the Adviser, including the basis for such control (e.g., majority shareholder).

Response: In response to your comment, the disclosure has been modified to state that Mr. Hocker is a "control person" of the Advisor as well as the basis for such control.

Please do not hesitate to contact me at the above telephone number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr., Esquire

cc:	Lisa L.B. Matson, Esquire
Michael P. O'Hare, Esquire